UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996] For the fiscal year ended December 31, 2002

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________

Commission file number 1-14557

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USI RETIREMENT SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JACUZZI BRANDS, INC.
777 South Flagler Drive, Suite 1108
West Palm Beach, Florida 33401

ANNUAL REPORT ON FORM 11-K – ITEM 4
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
USI Retirement Savings & Investment Plan
Years ended December 31, 2002 and 2001
with Report of Independent Certified Public Accountants

USI Retirement Savings & Investment Plan

Annual Report on Form 11-K – Item 4
Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

TABLE OF CONTENTS

Page

The following financial information of the Plan is submitted herewith:

Report of Independent Certified Public Accountants	F-1

Financial Statements

Statements of Net Assets Available for Benefits	F-2
Statements of Changes in Net Assets Available for Benefits	F-3
Notes to Financial Statements	F-4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)	F-13

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Benefits Committee
Jacuzzi Brands, Inc.

We have audited the accompanying statements of net assets available for benefits of the USI Retirement Savings & Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2003

USI Retirement Savings & Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2002	2001
Assets
Investments, at fair value	$37,543,424	$90,191,750
Participants’ contributions receivable	–	121,083
Employer contributions receivable	310,853	45,536

Total assets	37,854,277	90,358,369

Liabilities
Administrative expenses payable	27,500	–

Net assets available for benefits	$37,826,777	$90,358,369

See accompanying notes.

USI Retirement Savings & Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2002	2001

Net assets available for benefits at beginning of year	$90,358,369	$101,211,077

Additions:
Participants’ contributions	3,832,894	7,160,490
Employer cash contributions	92,786	2,541,471
Employer stock contributions	1,383,998	–

Interest and dividend income	1,303,783	1,060,437
Transfers from predecessor plans	–	7,145,736

	6,613,461	17,908,134
Deductions:
Distributions to participants	8,092,145	13,513,340
Administrative expenses	85,070	39,687
Transfers to successor trusts	46,189,390	–
Other disbursements, net	277,575	217,107

	54,644,180	13,770,134

Net depreciation in fair value of investments	(4,500,873)	(6,122,366)
Net decrease resulting from investment in the U.S. Industries, Inc. Master
Retirement Savings and Investments Trust	–	(8,868,342)

Net assets available for benefits at end of year	$37,826,777	$90,358,369

See accompanying notes.

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Significant Accounting Policies

          USI Retirement Savings & Investment Plan (the Plan) was amended stating that effective July 1, 2001, several plans shall merge into the Plan. With the merging of the plans, Jacuzzi Brands, Inc., which was known as “U.S. Industries, Inc.,” prior to its name change on June 6, 2003, (the Company) dissolved the U.S Industries, Inc. Master Trust (the Trust), properly allocating all Trust assets to the Plan. The change in the Plan’s beneficial interest in the Trust resulting from investment activity is comprised of the Plan’s share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the Trust’s assets prior to it being dissolved.

          All investments of the Trust and the Plan were held by Merrill Lynch Trust Company of New Jersey, which served as trustee, recordkeeper, and custodian of the Trust and the Plan through June 30, 2001. Effective July 1, 2001, all investments of the Plan and the Trust were held by MFS Heritage Trust, which fulfills the custodial responsibilities for the investments. MFS Reliance Trust fulfills all trustee responsibilities. The recordkeeping functions are performed by MFS Retirement Services (MFS).

          Investments in Jacuzzi Brands, Inc., common stock and the various participant-directed investments were initially recorded on the basis of cost, but were stated at fair value at year-end. Fair value of these investments was determined by the quoted market price of the investments listed on national exchanges. Changes in value were recorded as net appreciation (depreciation) in fair value of investments.

          At December 31, 2001, investments in the USI Stable Value Fund were comprised of investments in mutual funds with holdings primarily in guaranteed investment contracts which were stated at market value, in addition to individual fully benefit responsive investment contracts which were recorded on the basis of cost, but were stated at contract value at year-end, which approximates fair value. Contract value represented the sum of contributions made, interest at contract rate and transfers, less distributions. Approximately 50% of all contracts outstanding at December 31, 2001, reset crediting interest rates at least annually, while the remaining contracts do not provide for an interest rate reset during the term of the contract. The weighted average yield of these investment contracts was 3.91% for the year ended December 31, 2001, and the weighted average crediting interest rate was 5.14% at December 31, 2001. There were no fully benefit responsive investment contracts at December 31, 2002.

          Interest rate resets were based upon prevailing market rates of interest as determined by the banks. Prior to investing in specific contracts, the Fund could have made temporary investments in the Trustee’s cash fund, one of the Trustee’s short-term investment funds, or its fixed income fund.

          Investments in the MFS Money Market Fund at December 31, 2002 and 2001, were recorded at fair value which is approximated by cost.

          Income, which included realized and unrealized appreciation or depreciation of investments of the Trust, was allocated to the plans based on the pro-rata percentage of assets in each fund using the respective market prices of the funds on the various transaction dates.

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS (continued)

1. Significant Accounting Policies (continued)

          Prior to July 1, 2001, trustee fees and costs and expenses incurred with regard to the purchase, sale, and transfer of securities in connection with the operation of the Trust were allocated to the Plan. Subsequently to July 1, 2001 all the aforementioned costs are paid directly by the Plan. All other costs and expenses of the Plan are paid by the Company, which serves as the Plan Sponsor. Effective January 1, 2002, forfeitures of employee contributions were used to offset expenses incurred by the Plan.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Description of the Plan

          The Plan is a defined contribution plan sponsored by the Company established in order to encourage and assist employees of the Company and its various wholly-owned subsidiaries in saving and investing payroll withholdings for purposes of receiving retirement benefits.

          The following information is included as a general description of the Plan. For more detailed information, the “Plan Document” is available at the Company’s corporate office and at the personnel offices of the participating employers.

          Effective July 1, 2001, the Ames Retirement Savings & Investment Plan for Collectively Bargained Employees (Ames), USI Corporate Retirement Savings & Investment Plan (Corporate), and the Sanitary Dash Manufacturing Company 401(k) Plan (San Dash) (collectively, the Merging Plans) merged into the Plan. In connection with the merger, $7,145,736 in net assets related to the participants of the merging plans was merged into the Plan.

          Participation in the Plan is available to all employees of the respective participating employers (other than those covered by a collective bargaining agreement, unless such agreement provides for participation) who are at least 21 years of age and who have worked at least 1,000 hours during a consecutive 12-month period.

          Participants in the Plan are entitled to authorize a payroll deduction of 1% to 17% of wages in 1% increments for contribution into the Plan. The maximum pre-tax participant contribution allowed in 2002 and 2001 was $11,000 and $10,500 respectively. The Company matches 50% of the first 6% of pre-tax wages contributed by each participant. These matching contributions are invested directly in the U.S. Industries Company Stock Fund (see Note 5).

          Participant contributions and earnings on those contributions are always 100% vested. Prior to the January 1, 2002, Plan Amendment, a participant becomes 100% vested in Company contributions and earnings five years from the date of hire of the participant or upon retirement, disability, or death. Forfeiture of employer nonvested contributions reduce future employer contributions. During 2002 and 2001, such forfeitures were $47,728 and $250,673, respectively.

          Participants’ contributions are deposited into the Plan before federal and most state and local taxes are withheld. Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the employer until such time as their participating interest is distributed to them, provided that the Plan retains its qualified status.

          Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12-month period.

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS (continued)

2. Description of the Plan (continued)

          Participants are entitled to borrow against their account balance. The minimum amount a participant can borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The amount of any loan is withdrawn in a ratio that is proportionate to the participant’s balance in each investment fund. Loans bear interest at the prime lending rate as of the end of the month prior to the date of the loan as published in The Wall Street Journal, plus 1% (5.25% and 5.75% at December 31, 2002 and 2001, respectively). As loans are repaid, both the principal and interest are deposited to the participants’ accounts based on their current investment fund elections.

          In 2002, the Plan was amended as follows:

•	To provide that Plan expenses would be paid out of the forfeiture account. If any balance remains in the forfeiture account after paying expenses, the balance will be used to reduce future employer matching contributions.

•	To provide for 100% vesting after three years of service.

•	To comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRAA). These changes increase the maximum covered compensation and benefit limitations on highly paid participants, increase the maximum amounts a participant can defer, relax the rules on eligible rollovers, provide specifics for appeals procedures and minimum distributions to those over age 70 1/2.

          The Plan provides for investment opportunities in 22 separate mutual funds, along with an option to invest in Model Portfolios sponsored by MFS that allocates total contributions among certain of those funds based on varying levels of risk (conservative, moderate, or aggressive). In addition, participants are eligible to direct their contributions to the Fixed Fund Institutional Series, the Jacuzzi Brands, Inc., Stock, and to a self-directed investment option.

          The Fixed Fund Institutional Series, a collective trust fund, consists of investments in a broadly diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and U.S. government agency securities in an effort to provide preservation of participants’ investments, liquidity, and current income that is typically higher than money market funds. Investments in the Jacuzzi Brands, Inc., Company Stock Fund are in Jacuzzi Brands, Inc., common stock. Management believes they carry more risk than do the various mutual funds offered through the Plan.

          The self-directed investment option allows participants access to a wide variety of securities listed on the New York Stock Exchange, American Stock Exchange, The Nasdaq Stock Market, and most over-the-counter securities. It also includes certain asset management mutual funds and other selected mutual fund offerings.

          For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each Fund’s investment holdings and significant concentrations of credit risk. The mutual fund prospectus and annual reports can be obtained by contacting the U.S. Industries Retirement Savings and Investment Plan Participant Service Center.

          Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, however not yet paid, was $156,199 at December 31, 2001, and was included in net assets available for benefits at that date. However, for the purpose of preparing the Plan’s Form 5500, the Department of Labor Rules and Regulations for Reporting and Disclosure require that these amounts be reported as liabilities. Therefore, distributions to participants as shown on Form 5500 differ from the financial statements for this reason.

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS (continued)

          At December 31, 2002, the Plan’s net assets were $10,564 higher than net assts in the Form 5500. This amount related to the contribution receivable at that date.

2. Description of the Plan (continued)

          The Plan Sponsor has not expressed any intent to terminate the Plan, but is free to do so at any time. In the event of termination, affected participants automatically become fully vested to the extent of the balances in their individual accounts.

          All trustee and recordkeeping expenses related to the administration of the Plan are paid by the Plan itself or via application of forfeitures.

3. U.S. Industries, Inc., Master Retirement Savings and Investments Trust Information

          The Trust was created on April 1, 1995, for the purpose of investing the pooled assets of various defined contribution plans of the Company and its subsidiaries. Effective July 1, 2001, the Trust was dissolved upon the merger that occurred in 2001 (see Note 1).

          Contributions deposited into the Trust were based on the actual elected participant deferrals. Participant directed transfers among the investment funds were available in 1% increments and were effective as of the close of any applicable business day. Contribution rate changes were effective in the first payroll cycle after the period in which the change is requested. Approved withdrawals, loans, and lump sum termination distributions were issued within 10 days following the request.

          On June 24, 2002, as a result of the Company’s sale of Selkirk, Inc., $8,036,376 was transferred out of the Plan.

          On April 29, 2002, as a result of the Company’s sale of the Lighting Corporation of America Group (LCA Group), $23,080,132 was transferred out of the Plan. The LCA Group contained several participating employers.

          On January 14, 2002, as a result of the Company’s sale of Ames True Temper, $15,072,882 was transferred out of the Plan.

          In July 2001, there was $87,169,173 transferred out of the Trust since it dissolved in connection with the merger discussed earlier. Assets were transferred to Heritage Trust Company where participants could invest in mutual funds, USI stock, common and collective trusts and in a self-directed investment option.

          During the period from January 1, 2001 through June 30, 2001, investment loss of the Trust consisted of the following:

Interest and dividends	$1,343,996
Net realized and unrealized appreciation (depreciation)
in fair value of investments:
Jacuzzi Brands, Inc. common stock	(5,231,782)**
Mutual Funds	(5,540,129)
Common and collective trust funds	5,286
Guaranteed investments contracts	(53)
Self-directed investment option	389,245

Total net realized and unrealized depreciation in fair
value of investments	(10,377,433)

Total investments loss	$(9,033,437)

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS (continued)

4. Investments

          Investments in Jacuzzi Brands, Inc. common stock and the various participant-directed investments are initially recorded on the basis of cost, but are stated at fair value as of year-end. Fair value of these investments is determined by the quoted market price of the security listed on national exchanges. Changes in value are recorded as net appreciation (depreciation) in fair value of investments.

          During the years ended December 31, 2002 and 2001, investment income totaled $1,303,783 and $1,060,437, respectively, and the Plan’s investments (including investments bought, sold, as well as held and excluding participating loans of $823,862 and $2,970,514 in 2002 and 2001) depreciated in fair value by $4,500,873 and $6,122,366, respectively, as follows:

	Interest and Dividends	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2002:
Jacuzzi Brands, Inc. common stock**	$–	$1,084,813	$2,806,000
Cash and cash equivalents	2,256	–	166,954
Common and collective trust funds	873,744	(419)	11,901,582
Mutual funds	427,783	(3,594,882)	18,850,962

Self-directed investment option:
Domestic governmental obligations/other	–	–	198,657
Domestic listed equities	–	–	1,585,701
Mutual funds	–	–	741,228
Cash and short-term investment funds	–	–	468,478

	–	(1,990,385)	2,994,064

	$1,303,783	$(4,500,873)	$36,719,562

** Includes non-participant directed investments.

	Interest and Dividends	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2001:	$–	$(2,304,546)	$5,708,798
Jacuzzi Brands, Inc. common stock**
Self-directed investment option	–	(1,088,376)	9,281,457
Cash and cash equivalents	2,780	–	218,171
Common and collective trust funds	705,926	(512)	25,968,681
Mutual funds	314,550	(2,728,932)	44,788,160
Pooled Separate Accounts GICs	37,181	–	1,255,969

	$1,060,437	$(6,122,366)	$87,221,236

** Includes non-participant directed investments.

          The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001
Mutual funds:
MFS Core Growth Fund A	$–	$6,022,151
MFS Value Fund A	9,110,279	21,045,028
MFS Research International Fund A	2,608,312	5,779,977
Jacuzzi Brands, Inc. common stock **	2,806,000	5,708,798
Common and collective trusts:
MFS Fixed Fund Institutional+	11,901,582	25,968,681
Brokerage access--self-directed investments	2,994,064	9,281,457

** Includes non-participant directed investments

          Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

USI Retirement Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS (continued)

5. Non-Participant Directed Investments

          The Plan provides for a participant directed program in that it allows participants to choose among various investment alternatives. The Jacuzzi Brands, Inc., Company Stock Fund is the only fund which also includes non-participant directed investments, as directed by Jacuzzi Brands, Inc., and as specified under the Plan.

          Information about the net assets and the significant components of the changes in net assets as of and for the years ended December 31, 2002 and 2001, relating to the Jacuzzi Brands, Inc. Company Stock Fund in the Plan, which includes both participant directed and non-participant directed investments, is as follows:

	2002	2001
Net assets:

Jacuzzi Brands, Inc. common stock	$2,806,000	$5,708,798

Changes in net assets:
Participant contributions	$123,274	$322,308
Employer contributions	1,211,467	2,607,916
Dividends and net realized and unrealized depreciation in fair value	1,084,813	(7,461,037)
Withdrawals	(333,602)	(1,191,754)
Interfund transfers	102,014	(19,756)
Transfers from predecessor trusts	–	633,093
Transfers to successor trusts	(5,066,533)	–
Administrative expenses	(11,954)	(386)
Other receipts, net	(12,277)	(62,766)

	$(2,902,798)	$(5,172,382)

6. Income Tax Status

          The Plan has received a determination from the Internal Revenue Service (IRS) dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

USI Retirement Savings & Investment Plan

EIN/PN: 22-3568449/200
Schedule H, Line 4(i)

Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

	Cash and cash equivalents
*	MFS Money Market fund*		#	$166,954

	Mutual funds
*	MFS Large Cap Growth Fund A	5,787 units	#	47,399
*	MFS Emerging Growth Fund A	819 units	#	17,558
*	MFS Bond Fund A	137,570 units	#	1,740,266
*	MFS Research Fund A	46 units	#	649
*	MFS Total Return Fund A	80,353 units	#	1,066,289
*	MFS Growth Opportunities Fund A	3,741 units	#	23,343
*	MFS High Income Fund A	23,828 units	#	83,396
*	MFS Capital Opportunities Fund A	472 units	#	4,409
*	MFS Global Growth Fund A	915 units	#	11,598
*	MFS Utilities Fund A	9,888 units	#	63,578
*	MFS Mid Cap Growth Fund A	12,161 units	#	68,834
*	MFS Strategic Growth Fund A	3,665 units	#	51,090
*	MFS Core Growth Fund A	110,075 units	#	1,359,430
*	MFS Value Fund A	551,470 units	#	9,110,279
*	MFS New Discovery Fund A	35,107 units	#	401,277
*	MFS Technology Fund A	51,406 units	#	317,176
*	MFS Research International Fund A	251,282 units	#	2,608,312
*	Investment Company of America	10,566 units	#	248,090
*	PIMCO Small Cap Value Fund A	60,612 units	#	1,190,426
*	ING Convertible Fund A	17,902 units	#	261,729
*	Lord Abbet Affiliated Fund A	13,750 units	#	144,789
*	MFS Strategic Value Fund A	2,779 units	#	31,045

				18,850,962
	Company common stock
*	Jacuzzi Brands, Inc. Company Stock	1,066,920 shares	$3,320,128	2,806,000

	Common and collective trusts
*	MFS Fixed Fund Institutional Series	11,901,582 units		11,901,582

	Equity securities
	Brokerage access-self directed investments	2,994,064 units		2,994,064

*	Participant loans	Interest rates ranging from 5.25% to 12.50%
		with maturities through September, 2015		823,862

	Total investments			$37,543,424

* Indicates party-in-interest to the Plan.

# Cost information has not been included because investment is participant-directed.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USI RETIREMENT SAVINGS & INVESTMENT PLAN

Date: June 30, 2003	By:	/s/ Naomi R. Fishler
Name: Naomi R. Fishler Title: Director of Compensation and Benefits

EXHIBIT INDEX

  Exhibit No.

23.1	Consent of Independent Certified Public Accountants
99.1	Certification of Vice President and Controller and Director of Compensation and Benefits pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002